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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 CHEROKEE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   16444H102
          ------------------------------------------------------------
                                 (CUSIP Number)

                             Ronald P. Givner, Esq.
                     c/o Jeffer, Mangels, Butler & Marmaro,
                     2121 Avenue of the Stars, 10th Floor,
                 Los Angeles, California  90067 (310) 203-8080
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 1, 1996
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                      -------------------
CUSIP No. 164 44H-10-2                                       Page 2 of 6 Pages
----------------------                                      -------------------

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE NEWSTAR GROUP, INC. DBA THE WILSTAR GROUP
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3      SEC USE ONLY

-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

                NOT APPLICABLE
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,250,446 SHARES OF COMMON STOCK
     NUMBER OF       ----------------------------------------------------------
      SHARES            8       SHARED VOTING POWER
   BENEFICIALLY                 -0-
     OWNED BY        ---------------------------------------------------------
       EACH             9       SOLE DISPOSITIVE POWER
     REPORTING                  1,250,446 SHARES OF COMMON STOCK
      PERSON         ---------------------------------------------------------
       WITH            10       SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,250,446 SHARES OF COMMON STCOK
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
        CERTAIN SHARES*
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.4%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 16444H102                                           Page 3 of 6 Pages


       The purpose of this Amendment No. 1 to Schedule 13D is to report the disposition by The Newstar Group, Inc. d/b/a The Wilstar Group ("Wilstar"), a California corporation of shares of the Common Stock of Cherokee, Inc. (the "Issuer" or the "Company").

Item 1.          Security and Issuer.

Securities:      Common Stock, $.02 par value ("Common Stock")

                 Options to acquire Common Stock ("Options")

Issuer:          Cherokee Inc.
                 6835 Valjean Avenue
                 Van Nuys, California 91406

Item 2.          Identity and Background

Information as to Newstar

Name:                             The Newstar Group, Inc.

State of Incorporation:           California

Address:                          6835 Valjean Avenue
                                  Van Nuys, California 91406

Information as to Directors, Officers and Controlling Persons of Newstar

Robert Margolis                   Chief Executive Officer, Chairman,
                                  Member Board of Directors
                                  The Newstar Group
                                  6835 Valjean Avenue
                                  Van Nuys, California 91406

                                  United States citizen

                                  Chief Executive Officer, Chairman, Member of the Board of Directors
                                  Cherokee Inc.
                                  6835 Valjean Avenue
                                  Van Nuys, California 91406

CUSIP No. 16444H102                                           Page 4 of 6 Pages



Barry I. Lublin           President, Member Board of Directors
                                  The Newstar Group
                                  6835 Valjean Avenue
                                  Van Nuys, California 91406

                                  United States citizen

Steve Colombo                     Vice President, Member Board of Directors
                                  The Newstar Group
                                  6835 Valjean Avenue
                                  Van Nuys, California 91406

                                  United States citizen

Jay Kester                Vice President, Member Board of Directors
                                  The Newstar Group
                                  6835 Valjean Avenue
                                  Van Nuys, California 91406

                                  United States citizen

Joel Ratner               Vice President
                                  The Newstar Group
                                  6835 Valjean Avenue
                                  Van Nuys, California 91406

                                  United States citizen

Douglas Weitman           President
                                  c/o Security Textile Corp.
                                  1457 East Washington Boulevard
                                  Los Angeles, California 90021

                                  Member Board of Directors
                                  The Newstar Group
                                  6835 Valjean Avenue
                                  Van Nuys, California 91406

                                  United States citizen

         (d) No person or entity listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 164 44H-10-2                                       Page 5 of 6 Pages


         (e) No person or entity listed above has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such judgment, decree or final order.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4.  Purpose of Transaction.

         See Item 5.

Item 5.  Interest in Securities of the Issuer

         On November 1, 1996 Wilstar transferred an aggregate of 874,739 shares of Common Stock of the Company (the "Cherokee Shares") as follows:

                 (i) 356,730 Cherokee Shares in satisfaction of principal and interest due on indebtedness owed to the Wilstar shareholders. For the purposes herewith each Cherokee Share was valued at $5 per share;

                 (ii) 426,259 Cherokee Shares paid as employee bonuses to five employee/shareholders of Wilstar. These Cherokee Shares were also valued at $5 per share; and

                 (iii) 91,750 Cherokee Shares issued to shareholders of Wilstar as a Subchapter S distribution to shareholders without payment of any consideration to Wilstar.

         The aforementioned transactions reduced Wilstar's aggregate beneficial ownership of Cherokee Shares to 1,250,446 shares or 15.4% of the total amount of Cherokee Shares outstanding. Said amount includes 450,446 of Cherokee Shares which are issuable upon the exercise of currently exercisable options held by Wilstar. The total Wilstar option is for 675,670 shares. Wilstar has sole investment and dispositive power over all the Cherokee Shares it beneficially owns.

CUSIP No. 164 44H-10-2                                       Page 6 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Newstar is party to an Option Agreement relating to the issuance of the shares reported herein.

Item 7.  Material to be Filed as Exhibits.

         (a) The May 4, 1995 Revised Management Agreement between Newstar and the Issuer, as amended on March 23, 1996, is attached as Exhibit "A" to the original Schedule 13D.

         (b) The May 4, 1995 Revised Option Agreement between Newstar and Issuer, as amended on March 23, 1996, is attached as Exhibit "B" to the original Schedule 13D.





                                   Signatures


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1996                        The Newstar Group, Inc.


                                                  By: s/ Barry Lublin
                                                     ------------------------
                                                     Barry Lublin, President